MUTUAL OF AMERICA

LIFE INSURANCE COMPANY

NEW YORK NY 10022-6839
212 224 1562
212 224 2518 FAX

THOMAS L. MARTIN
EXECUTIVE VICE PRESIDENT AND
DEPUTY GENERAL COUNSEL
CORPORATE LAW

Via Edgar Correspondence

April 29, 2011

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549-1520

RE:	Mutual of America Life Insurance Company
Separate Account No. 2 (Thrift) (the “Registrant”)
Form N-4 Registration Statement
Post-Effective Amendment No. 39 under the Securities Act of 1933, as amended (“1933 Act”) and Amendment No. 40 under the Investment
Company Act of 1940, as amended (“1940 Act”)
File Nos. 033-11023 and 811-03996 (“filing”)

Ladies and Gentlemen:

Mutual of America and Registrant filed Post-Effective Amendment No. 39 under the 1933 Act and Amendment No. 40 under the 1940 Act to the above-referenced Registration Statement on form N-4 on February 25, 2011.

In connection with this filing, the Registrant acknowledges that:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

2.

The Securities and Exchange Commission (“Commission”) staff (“Staff”) comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Registrant may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Thomas L. Martin

MUTUAL OF AMERICA

LIFE INSURANCE COMPANY

320 PARK AVENUE
NEW YORK NY 10022-6839
212 224 1840
212 224 2518 FAX

AMY LATKIN
VICE PRESIDENT AND
ASSISTANT GENERAL COUNSEL
CORPORATE LAW

Via Edgar Correspondence

April 29, 2011

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Post-Effective Amendment No. 39 under the Securities Act of 1933 and No. 40 under the Investment Company Act of 1940 to the Registration Statement on Form N-4 of Mutual of America Separate Account No. 2 (Thrift Plan Contracts) (SEC File No. 033-11023, 811-03996)

Dear Commissioners:

On behalf of Mutual of America Life Insurance Company (“Mutual of America” or the “Company”) and Mutual of America Separate Account No. 2 (the “Account”), we are herewith filing Post-Effective Amendment No. 39 (the “Amendment”) to the Account’s registration statement on Form N-4 for the Thrift Plan Contract (the “Contract”).

The Amendment is being filed pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933, primarily for purposes of responding to comments made by the staff of the Securities and Exchange Commission (“SEC staff”) on Post-Effective Amendment No. 38 to the Account’s registration statement, updating certain financial information and making routine and clarifying changes.  As counsel who reviewed the Amendment, we represent that the Amendment does not contain disclosures which would render it ineligible to become effective pursuant to paragraph (b).

The following paragraphs provide the Company’s response to the SEC staff’s comments received by counsel for the Company in a telephone call on April 8, 2011, except for responses to comments 4, 5, 6 and 7(c), which have been submitted by our letter to you dated April 13, 2011.

Prospectus

Comment 1:	Disclose if the Company relies on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934.

Response:	The Company does not rely on Rule 12h-7.

Comment 2:

On the cover page, reflect that the Plan must also be qualified under Section 401(k) of the Internal Revenue Code.

On the cover page, clarify whether the terms “purchasing a Contract” and “electing to become a Participant” have the same meaning.

Response:

The language has been revised to reference this point.

The Employer may purchase a Contract and the Employee may elect to become a Participant. The sentence was revised to read: “Employers should read this Prospectus before purchasing a Contract and you should read this Prospectus before electing to become a Participant, and you should keep it for future reference.”

Comment 3:	Provide representation in the Prospectus for the summary in the preamble.
Response:

We have inserted the following sentence in the preamble to the “Summary of Information in This Prospectus”: “This Prospectus describes all Contracts, and their material features and benefits, and your rights and obligations under such Contracts.”

Comment 7A:

On page 21, in the “Acceptance of Plan Asset Transfers” subheading within the “Purchasing a Contract and Making Contributions” heading, the last sentence states that if we do not obtain the necessary information within a reasonable period of time, then we will return the assets. Be more specific with respect to the time frame involved.

Response:	The sentence has been revised to add “not to exceed 45 calendar days” immediately following the words “reasonable time.”

Comment 7B:

On page 23, under the “Limits on Contributions” heading, the following sentence was deleted, “This amount includes any amounts you designate as Designated Contributions and may be reduced by contributions made to other employer retirement plans.” Why was this sentence deleted?

Response:	It was determined that this language was duplicative and repetitive and was therefore removed.

Comment 7D:	On page 25, under the “Accumulation Unit Values of Transactions” heading, clarify the last sentence of the third paragraph regarding when deposits or requests are deemed to be received.
Response:

The underlined language was added to the following sentence on page 25 to address this comment: “Deposits or Requests are deemed to be received by us if received prior to the close of the New York Stock Exchange on a day that the New York Stock Exchange is open for trading, or on the next day the New York Stock Exchange is open for trading if they arrive on a day that the New York Stock Exchange is officially closed or following the close of the New York Stock Exchange on a day when it is open.”

Comment 8:	On page 30, under the “You May Obtain an Annuity with Your Account Value” heading, disclose whether annuity payments are fixed or variable. Respond to Items 8a, 8b and 8c per Form N-4.

Response:

Mutual of America is of the opinion that the disclosure in the “You May Obtain an Annuity with Your Account Value” section of the prospectus responds fully to all relevant Form N-4 disclosure requirements. In that regard, the Company notes that the disclosure in the “You May Obtain an Annuity with Your Account Value” section of the prospectus specifically provides that Annuity Payments are fixed but we have added a disclosure emphasizing that they are fixed in response to this comment. The definition of “Annuity Payments” in the “Definitions We Use in This Prospectus” section reinforces this point in describing Annuity Payments as: “A series of equal monthly payments from us to an annuitant.”

In addition, the “You May Obtain an Annuity with Your Account Value” section of the prospectus also describes the factors that determine the amount of annuity payments, possible annuity commencement dates and the annuity payment options, including the frequency and duration of payments, and under certain annuity payment options and the ability to receive commuted value. As such, the current disclosure in the “You May Obtain an Annuity with Your Account Value” section of the prospectus satisfies the disclosure requirements of Items 8a, 8b and 8c to Form N-4.

Comment 9:

On page 33, under the “Where to Contact Us and Give Us Instructions” heading, within the “Transfers and Allocation Changes by Telephone or Internet” subheading, add the following disclosure, “The company’s failure to follow reasonable procedures may result in liability for any losses due to any unauthorized or fraudulent telephone or internet transfers.”

Response:	In response to the Commission staff’s comment, the Company added the recommended disclosure.

Comment 10:	Provide disclosure regarding the appropriate revocation rights as referenced in Item 11(e) of Form N-4.
Response:

The 10 day free look and payment upon cancellation rights are governed by state law for insurance contracts. As Mutual of America responded to substantially the same comment in regard to the May 1, 2009 prospectus, for the Contract, the Contract is a group contract with an employer that is not subject to state law free look statutes, which explains the absence of disclosure on this topic in the Contract. However, the prospectus does include a brief description of the ability of a contractholder to discontinue the Contract, and the effects of a discontinuance on the investments of participants.

Comment 11:	Confirm that the Federal Tax Information that begins on page 37 is accurate and current.
Response:	The Company confirms that the Federal Tax Information section in the prospectus is accurate and current.

Comment 12:

On page 42, under the “Performance Information for the Separate Account Funds” heading, in the “Money Market Fund” subheading, with respect to the money market fund yield and effective yield, confirm that the standardized yield and effective yield are represented as determined by the SEC.

Response:	The following sentence has been added to the “Money Market Fund” section: “Yield and Effective Yield are calculated in accordance with SEC standards.

Refer to the Statement of Additional Information under the heading “Yield and Performance Information” for more information.”

Comment 13:

Note that the Powers of Attorney referred to as exhibits in this post effective amendment to registration statement are incorporated by reference from another registration statement filed under Separate Account No. 2, which did not at the time of the review have such Powers of Attorney attached as exhibits.

Response:

No new Powers of Attorney are being filed with the May 1, 2011 update to the prospectus so the reference has been deleted, and the Powers of Attorney are footnoted as the item was in the May 1, 2010 filing.

Comment 14:	Please file a Tandy Letter via EDGAR correspondence with the 485(b) filing.
Response:	The Company has provided the “Tandy” representations requested by the SEC staff in a separate letter filed as correspondence to the Amendment.

We believe that the Amendment is complete and responds to all SEC staff comments.  If you have any questions regarding this letter or the enclosed Amendment, please contact the undersigned at the above telephone number.  We greatly appreciate the staff’s efforts in assisting the Company with this filing.

Very truly yours,

/s/ Amy Latkin

Amy Latkin

Cc:	Min S. Oh, Esq.
Thomas L. Martin, Esq.
Thomas E. Bisset, Esq.